ContraVir Pharmaceuticals, Inc.

399 Thornall Street, First Floor

Edison, New Jersey 08837

June 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ada D. Sarmento

Re:                             ContraVir Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-225041

Dear Ms. Sarmento:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), ContraVir Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 P.M., Eastern Daylight Time, on Thursday, June 14, 2018, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP with any questions or comments at (212) 653-8700. Thank you for your assistance with this filing.

CONTRAVIR PHARMACEUTICALS, INC.

By:	/s/ James R. Sapirstein
Name: James R. Sapirstein
Title: Chief Executive Officer